UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Northsight Capital, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66702 Q 203

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66702 Q 203

1.	Names of Reporting Persons
Kae Yong Park
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) .
(b) .
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization
United States
Number of Shares	7.	Sole Voting Power: 66,900,000
Beneficially Owned by	8.	Shared Voting Power: 0
Each Reporting	9.	Sole Dispositive Power: 66,900,000
Person With	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
66,900,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11)
64.8%
14.	Type of Reporting Person (See Instructions)
IN

Item 1.

Security and Issuer

Common Stock, $.0001 par value

Northsight Capital, Inc.

7740 East Evans Rd.

Scottsdale, AZ 85260

Item 2.

Identity and Background

(a)

Kae Yong Park is an individual whose address is:

(b)

PO Box 14110

Scottsdale, AZ 85267

(c)

Kae Y. Park is not currently employed outside her home.

(d)

Kae Y. Park has not during the past 5 years been convicted in any criminal proceeding.

(e)

Kae Y. Park has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.

Source and Amount of Funds or Other Consideration

The reporting person originally transferred assets to the Issuer as consideration for the 78,500,000 shares of the Issuer’s common stock acquired by the reporting person and reported in her original Schedule 13D.

Item 4(a)-(j)

Purpose of Transaction

On June 23, 2014, the Issuer acquired certain assets from the reporting person. The Issuer issued 78,500,000 shares of the Issuer’s common stock to the reporting person as consideration for the assets it acquired from the reporting person.

Item 5.

Interest in Securities of the Issuer

A.

Kae Yong Park

Amount: 66,900,000

Percentage: 64.8%

B.

Sole Voting Power: 66,900,000

Shared Voting Power: 0

Sole Dispositive Power: 66,900,000

C.

The reporting person sold shares as follows: (i) on January 15, 2015, 1,400,000 shares, at a price of $.05 per share to an existing shareholder of the Issuer. These shares were sold by the reporting person in a private transaction.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer N/A

Item 7.

Material to Be Filed as Exhibits

1.01

Asset Purchase Agreement dated May 2, 2014 between the Issuer and the Reporting Person filed with the Schedule 13D on July 10, 2014 and incorporated by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2015
Date

By:	/s/ Kae Y. Park
Kae Y. Park

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